UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2020
Commission File Number 1-10928

 INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 13, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Reports 2019 Fourth Quarter and Annual Results

•	Revenue increased 10% to $1,158.5 million for the year ended December 31, 2019

•	IPG Net Earnings decreased $5.5 million to $41.2 million for the year ended December 31, 2019

•	IPG Adjusted Net Earnings (1) decreased $4.4 million to $57.8 million for the year ended December 31, 2019

•	Adjusted EBITDA (1) increased 22% to $172.2 million for the year ended December 31, 2019

•	Cash flows from operating activities increased $44.2 million to $135.0 million for the year ended December 31, 2019

•	Free cash flows (1) increased $71.8 million to $86.8 million for the year ended December 31, 2019
MONTREAL, QUEBEC and SARASOTA, FLORIDA - March 13, 2020 - Intertape Polymer Group Inc. (TSX:ITP) (the "Company") today released results for its fourth quarter and year ended December 31, 2019. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, you may refer to the Company's management's discussion and analysis and audited consolidated financial statements and notes thereto as of December 31, 2019 and 2018 and for the three-year period ended December 31, 2019 ("Financial Statements").

“Our growth in 2019 was driven predominantly by our recent acquisitions and our investments in key categories such as water-activated tape and films. Adjusted EBITDA growth of more than 22% outpaced our top-line growth as margins improved as a result of effective management of the spread between selling prices and raw material costs and continued improvement in the results of our acquisitions as we integrate and increase their margin profile,” said Greg Yull, President and CEO of IPG. “Our focus in 2020 is continued growth in free cash flow driven by growing with our e-commerce accounts, filling up the capacity in our greenfield investments and continuing to integrate our recent acquisitions, including our newest acquisition Nortech. Our number one priority for free cash remains debt repayment, where we made a lot of progress in 2019, generating almost five times more free cash flow than in 2018, which enabled us to bring down our total leverage below three times as of the end of 2019.”

Fourth Quarter 2019 Highlights (as compared to fourth quarter 2018):

•	Revenue increased 1.3% to $291.5 million primarily due to additional revenue from the Maiweave Acquisition (2).

•
Gross margin increased to 20.7% from 19.7% primarily due to an increase in spread between selling prices and combined raw material and freight costs and a favourable product mix impact, partially offset by additional planned down-time in certain plants versus prior year to manage inventory levels.

•
Net earnings attributable to the Company's shareholders ("IPG Net Earnings") increased $1.0 million to $11.6 million primarily due to an increase in gross profit and a reduction in manufacturing facility closures, restructuring and other related charges, partially offset by increases in (i) finance costs mainly due to the re-valuation of the non-controlling interest put options associated with Capstone (3) resulting from a positive outlook following the successful completion of the woven products greenfield manufacturing facility, (ii) income tax expense and (iii) discretionary defined contribution plan contributions.

•
Adjusted net earnings decreased $0.7 million to $13.6 million primarily due to an increase in (i) selling, general and administrative expenses ("SG&A"), (ii) finance costs mainly due to the re-valuation of the non-controlling interest put options associated with Capstone resulting from a positive outlook following the successful completion of the woven products greenfield manufacturing facility and (iii) income tax expense, partially offset by organic growth in gross profit.

•
Adjusted EBITDA increased 13.6% to $43.8 million primarily due to (i) organic growth in gross profit, (ii) the favorable impact of operating lease payments totalling $1.8 million that were capitalized in accordance with new lease accounting guidance and (iii) adjusted EBITDA contributed by the Maiweave Acquisition. These favourable impacts were partially offset by an increase in SG&A.

•
Cash flows from operating activities increased $3.1 million to $73.3 million primarily due to a decrease in inventories in the fourth quarter of 2019 compared to an increase in the same period in 2018 due to an inventory reduction initiative in 2019, a larger decrease in accounts receivable and an increase in gross profit. These increases were largely offset by less of an increase in accounts payable and accrued liabilities resulting from the timing of payments near the end of the fourth quarter of 2019 compared to the same period in 2018 and an increase in income taxes paid.

•	Free cash flows increased by $11.7 million to $63.7 million primarily due to a decrease in capital expenditures and an increase in cash flows from operating activities.

Fiscal Year 2019 Highlights (as compared to fiscal year 2018):

•	Revenue increased 10.0% to $1,158.5 million primarily due to additional revenue from the Polyair (4), Maiweave, and Airtrax (3) acquisitions.

•
Gross margin increased to 21.3% from 20.8% primarily due to an increase in spread between selling prices and combined raw material and freight costs, partially offset by the dilutive impact of the Polyair and Maiweave acquisitions and an unfavourable product mix.

•	SG&A increased 11.6% to $136.7 million primarily due to additional SG&A from the Polyair and Maiweave acquisitions.

•	Income tax expense increased 66.4% to $16.3 million primarily due to the elimination of certain tax benefits related to intercompany debt.

•
IPG Net Earnings decreased $5.5 million to $41.2 million primarily due to (i) an increase in interest expense mainly resulting from higher average debt outstanding and higher average cost of debt, (ii) additional SG&A and (iii) an increase in income tax expense. These unfavourable impacts were partially offset by an increase in gross profit, as well as a reduction in manufacturing facility closures, restructuring, and other related charges.

•
Adjusted net earnings decreased $4.4 million to $57.8 million primarily due to an increase in (i) interest expense, (ii) income tax expense and (iii) SG&A, partially offset by organic growth in gross profit as well as adjusted net earnings contributed by the Polyair and Maiweave acquisitions.

•
Adjusted EBITDA increased 22.2% to $172.2 million primarily due to (i) organic growth in gross profit, (ii) adjusted EBITDA contributed by the Polyair and Maiweave acquisitions and (iii) the favorable impact of operating lease payments totalling $7.1 million that were capitalized in accordance with new lease accounting guidance. These favourable impacts were partially offset by an increase in SG&A.

•
Cash flows from operating activities increased in the year ended December 31, 2019 by $44.2 million to $135.0 million primarily due to (i) an increase in gross profit, (ii) year over year decrease in cash used for working capital items and (iii) the non-recurrence of a discretionary pension contribution in 2018, partially offset by an increase in income taxes paid as a result of the non-recurrence of a US tax refund received in 2018.

•	Free cash flows increased by $71.8 million to $86.8 million due to an increase in cash flows from operating activities and a decrease in capital expenditures.

(1)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

(2)	"Maiweave Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Maiweave LLC ("Maiweave") on December 17, 2018.

(3)
"Airtrax" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Airtrax Polymers Private Limited on May 11, 2018 as part of a larger transaction involving Capstone Polyweave Private Limited (doing business as “Capstone”) and its minority shareholders.

(4)	"Polyair" refers to the acquisition by the Company of 100% of the outstanding equity value in Polyair Inter Pack, Inc.on August 3, 2018.

Other Highlights:

•
On March 12, 2020, the Board of Directors declared a dividend of $0.1475 per common share payable on March 31, 2020 to shareholders of record at the close of business on March 23, 2020. These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

•
On February 11, 2020, the Company acquired substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") for an aggregate purchase price of approximately $36.5 million, subject to certain post-closing adjustments and potential earn-out consideration of up to $12 million contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date. In the twelve months prior to the acquisition date, Nortech's sales were approximately $20 million with adjusted EBITDA (as determined consistent with the Company's definition) of $5.5 million. The upfront purchase price represents an adjusted EBITDA multiple of 6.6x. The purchase price, when including the tax basis step-up value, represents an adjusted EBITDA multiple of 5.7x without any consideration given to potential revenue synergies. The potential earn-out consideration does not impact the adjusted EBITDA multiples. Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands. The acquisition expands the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging. The Company expects the acquisition will be accretive to net earnings in 2020 excluding deal costs, integration costs and non-cash purchase accounting adjustments.

Outlook

The Company's expectations for fiscal year 2020, including the impact of the Nortech Acquisition and excluding any additional merger and acquisitions activity that takes place in 2020, are as follows:

•
Revenue in 2020 is expected to be between $1,135 and $1,200 million. This range reflects expectations for the remainder of 2020, rather than the first quarter of 2020 as the COVID-19 virus effects have not materially impacted results to date. The outlook range reflects management's best estimate as of March 12, 2020 of potential uncertainties over the remainder of 2020 given COVID-19. The range excludes any significant unforeseen fluctuations in raw material prices which can have a direct impact on selling prices.

•
Adjusted EBITDA for 2020 is expected to be between $160 and $185 million. As in previous years, the Company expects adjusted EBITDA to be proportionately higher in the second, third and fourth quarters of the year relative to the first quarter due to the effects of normal seasonality. The Company expects adjusted EBITDA in the first quarter of 2020 to be lower than the first quarter of 2019 mainly due to the timing of facility down-time and inventory planning initiatives.

•
Total capital expenditures for 2020 are expected to be between $30 and $40 million. Management has proactively reduced its planned capital expenditures as a precautionary measure given market uncertainty caused by COVID-19.

•
Free cash flows for 2020 are expected to be between $90 and $110 million. As in previous years, the Company expects free cash flows to be negative in the first quarter and progressively increase throughout the year with the majority being generated in the fourth quarter due to the normal seasonality of working capital requirements.

•
The Company expects a 25% to 30% effective tax rate for 2020, excluding the potential impact of changes in the mix of earnings between jurisdictions, and cash taxes paid in 2020 to approximate income tax expense which reflects the decreased availability of tax attributes in the form of tax credits and loss carryforwards.

The company is providing wider revenue and adjusted EBITDA ranges to reflect the uncertainty of the currently unknown and potential effects of COVID-19, which represent management's best estimate as of March 12, 2020. The Company could experience higher than expected growth in 2020 from products being supplied into e-commerce customer channels (such as water-activated tape and protective packaging). The Company may also experience headwinds via reduced demand in industrial tape and woven products as well as supply chain disruptions stemming from the effects of COVID-19. Management will update the outlook range as needed on a quarterly basis through the course of 2020 as additional information becomes available.

The above description of the Company's 2020 financial outlook is based on management's current views, strategies, assumptions and expectations concerning growth opportunities, the potential impact of COVID-19, as well as management's assessment of the opportunities for the Company and its industry. The purpose of disclosing this outlook is to provide investors with more information concerning the fiscal impact of the Company's business initiatives and growth strategies. The above description of the Company's 2020 outlook is forward-looking information for the purposes of applicable securities laws in Canada and readers are therefore cautioned that actual results may vary from those described above. Refer to the section below entitled "Forward-Looking Statements" as well as "Item 3. Key Information - Risk Factors," located in the Company’s annual report on Form 20-F for the year ended December 31, 2018 for a reference to the risks and uncertainties impacting the Company that could cause actual results to vary.

Conference Call

A conference call to discuss the Company's 2019 fourth quarter and annual results will be held Friday, March 13, 2020, at 10 A.M. Eastern Time.

Participants may join by telephone or computer as follows:

Telephone: Please dial 877-291-4570 (USA & Canada) and 647-788-4919 (International). PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE ACCOMPANYING PRESENTATION:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 5059407. The recording will be available from March 13, 2020 at 1:00 P.M. until April 13, 2019 at 11:59 P.M. Eastern Time.

Computer: PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE WEBCAST:

https://onlinexperiences.com/Launch/QReg/ShowUUID=4C7103BB-C382-45CE-B400-56ADB28731B3

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,700 employees with operations in 31 locations, including 22 manufacturing facilities in North America, four in Asia and one in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding integration of recently acquired businesses, the Company's primary priorities for 2020, the Company’s position on potential investments that provide strategic value, the Company’s expected expansion of its product line due to the Nortech acquisition, the Company’s expectation that the Nortech acquisition will be accretive to net earnings in 2020 excluding certain items, the Company’s confidence that it will achieve its hurdle rate of an after-tax internal rate of return of 15% in connection with the Capstone woven products greenfield manufacturing facility, ; and the Company's fiscal year 2020 outlook, including revenue, Adjusted EBITDA, capital expenditures, free cash flows, effective tax rate and income tax expenses, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company's manufacturing facility closures, manufacturing rationalization initiatives, greenfield developments, and other restructuring efforts; the anticipated benefits from the Company’s manufacturing facility capacity expansions; the impact of fluctuations in raw material prices and freight costs; the impacts of new accounting standards, including the impact of new accounting guidance for leases; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; the expected strategic and financial benefits from the Company's ongoing capital investment and mergers and acquisitions programs; anticipated cash flows from the Company's operations; availability of funds under the Company's 2018 Credit Facility; the Company's flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2018 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management's Discussion & Analysis are available on the Company's website at www.itape.com in the Investor Relations section and under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended December 31,
(In thousands of US dollars, except per share amounts)

	Three months ended December 31 (unaudited)		Years ended December 31,
	2019	2018	2019	2018
	$	$	$	$
Revenue	291,489	287,656	1,158,519	1,053,019
Cost of sales	231,167	231,015	911,644	834,136
Gross profit	60,322	56,641	246,875	218,883
Selling, general and administrative expenses	32,533	31,460	136,674	122,466
Research expenses	3,010	2,644	12,527	12,024
	35,543	34,104	149,201	134,490
Operating profit before manufacturing facility closures, restructuring and other related (recoveries) charges	24,779	22,537	97,674	84,393
Manufacturing facility closures, restructuring and other related (recoveries) charges	(657)	1,583	5,136	7,060
Operating profit	25,436	20,954	92,538	77,333
Finance costs
Interest	7,668	6,713	31,690	17,072
Other expense, net	3,630	2,854	3,314	3,810
	11,298	9,567	35,004	20,882
Earnings before income tax expense (benefit)	14,138	11,387	57,534	56,451
Income tax expense (benefit)
Current	3,459	(323)	17,195	934
Deferred	(1,010)	1,093	(885)	8,868
	2,449	770	16,310	9,802
Net earnings	11,689	10,617	41,224	46,649

Net earnings (loss) attributable to:
Company shareholders	11,631	10,634	41,216	46,753
Non-controlling interests	58	(17)	8	(104)
	11,689	10,617	41,224	46,649

Earnings per share attributable to Company shareholders
Basic	0.20	0.18	0.70	0.79
Diluted	0.20	0.18	0.70	0.79

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended December 31,
(In thousands of US dollars)

	Three months ended December 31 (unaudited)		Years ended December 31,
	2019	2018	2019	2018
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	11,689	10,617	41,224	46,649
Adjustments to net earnings
Depreciation and amortization	16,177	13,064	61,415	44,829
Income tax expense	2,449	770	16,310	9,802
Interest expense	7,668	6,713	31,690	17,072
Non-cash charges in connection with manufacturing facility closures, restructuring and other related (recoveries) charges	(1,736)	901	799	6,136
Impairment (reversal of impairment) of inventories	1,629	(248)	2,877	716
Share-based compensation (benefit) expense	(1,541)	371	501	1,914
Pension and other post-retirement expense related to defined benefit plans	502	680	2,073	2,695
(Gain) loss on foreign exchange	(182)	2,226	(790)	1,933
Other adjustments for non-cash items	4,475	665	4,823	928
Income taxes paid, net	(4,605)	(1,238)	(11,995)	(1,577)
Contributions to defined benefit plans	(276)	(328)	(1,261)	(13,802)
Cash flows from operating activities before changes in working capital items	36,249	34,193	147,666	117,295
Changes in working capital items
Trade receivables	13,403	10,905	(3,893)	(9,660)
Inventories	14,588	(5,409)	4,341	(30,388)
Other current assets	(2,181)	(1,812)	127	(6,523)
Accounts payable and accrued liabilities and share-based compensation liabilities, current	12,204	31,459	(11,571)	19,215
Provisions	(983)	833	(1,658)	859
	37,031	35,976	(12,654)	(26,497)
Cash flows from operating activities	73,280	70,169	135,012	90,798
INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	—	(20,802)	—	(165,763)
Purchases of property, plant and equipment	(9,578)	(18,159)	(48,165)	(75,781)
Purchase of intangible assets	(326)	(705)	(2,259)	(1,558)
Other investing activities	87	(388)	1,508	(173)
Cash flows from investing activities	(9,817)	(40,054)	(48,916)	(243,275)
FINANCING ACTIVITIES
Proceeds from borrowings	40,373	312,089	190,673	991,917
Repayment of borrowings and lease liabilities	(91,933)	(308,617)	(225,902)	(762,622)
Payments of debt issue costs	—	(5,101)	(70)	(7,862)
Interest paid	(12,070)	(2,830)	(32,934)	(10,901)
Proceeds from exercise of stock options	1,263	455	3,278	618
Repurchases of common shares	—	(2,160)	(329)	(2,160)
Dividends paid	(8,742)	(8,089)	(33,992)	(32,776)
Acquisition of non-controlling interest in Powerband through settlement of call option	—	(9,869)	—	(9,869)
Cash outflow from capital transactions with non-controlling interest in Capstone	—	—	—	(2,630)
Other financing activities	172	263	411	452
Cash flows from financing activities	(70,937)	(23,859)	(98,865)	164,167
Net (decrease) increase in cash	(7,474)	6,256	(12,769)	11,690
Effect of foreign exchange differences on cash	1,322	(242)	1,165	(2,132)
Cash, beginning of year	13,199	12,637	18,651	9,093
Cash, end of year	7,047	18,651	7,047	18,651

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	December 31, 2019	December 31, 2018
	$	$
ASSETS
Current assets
Cash	7,047	18,651
Trade receivables	133,176	129,285
Inventories	184,937	190,675
Other current assets	22,287	24,395
	347,447	363,006
Property, plant and equipment	415,311	377,076
Goodwill	107,677	107,714
Intangible assets	115,049	122,389
Deferred tax assets	29,738	25,069
Other assets	10,518	9,586
Total assets	1,025,740	1,004,840
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	145,051	154,838
Share-based compensation liabilities, current	4,948	5,066
Provisions, current	1,766	2,262
Borrowings and lease liabilities, current	26,319	14,389
	178,084	176,555
Borrowings and lease liabilities, non-current	482,491	485,596
Pension, post-retirement and other long-term employee benefits	17,018	14,898
Share-based compensation liabilities, non-current	4,247	4,125
Non-controlling interest put options	13,634	10,499
Deferred tax liabilities	46,669	42,321
Provisions, non-current	3,069	4,194
Other liabilities	8,300	5,224
	753,512	743,412
EQUITY
Capital stock	354,559	350,267
Contributed surplus	16,782	17,074
Deficit	(87,899)	(95,814)
Accumulated other comprehensive loss	(22,702)	(21,680)
Total equity attributable to Company shareholders	260,740	249,847
Non-controlling interests	11,488	11,581
Total equity	272,228	261,428
Total liabilities and equity	1,025,740	1,004,840

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of US dollars, except per share amounts and share numbers)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
	$	$	$	$
IPG Net Earnings	11.6	10.6	41.2	46.8
Manufacturing facility closures, restructuring and other related (recoveries) charges	(0.7)	1.6	5.1	7.1
M&A Costs	3.3	2.5	11.2	9.5
Share-based compensation (benefit) expense	(1.5)	0.4	0.5	1.9
Impairment of long-lived assets and other assets	0.6	0.0	0.9	0.1
Loss on disposal of property, plant and equipment	0.4	0.0	0.6	0.2
Other item: special income tax events(1)	—	—	2.3	—
Income tax effect of these items	(0.2)	(0.9)	(4.0)	(3.3)
Adjusted net earnings	13.6	14.2	57.8	62.2

IPG Net Earnings per share
Basic	0.20	0.18	0.70	0.79
Diluted	0.20	0.18	0.70	0.79

Adjusted earnings per share
Basic	0.23	0.24	0.98	1.06
Diluted	0.23	0.24	0.98	1.05

Weighted average number of common shares outstanding
Basic	58,900,337	58,831,432	58,798,488	58,815,526
Diluted	59,027,917	59,055,824	58,989,134	59,084,175

(1)
Represents a proposed state income tax assessment and the related interest expense recognized in the second quarter of 2019 totalling $2.3 million resulting from the denial of the utilization of certain net operating losses generated in tax years 2000-2006.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings, the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.
EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
	$	$	$	$
Net earnings	11.7	10.6	41.2	46.6
Interest and other finance costs	11.3	9.6	35.0	20.9
Income tax expense	2.4	0.8	16.3	9.8
Depreciation and amortization	16.2	13.1	61.4	44.8
EBITDA	41.6	34.0	154.0	122.2
Manufacturing facility closures, restructuring and other related (recoveries) charges	(0.7)	1.6	5.1	7.1
M&A Costs	3.3	2.5	11.2	9.5
Share-based compensation (benefit) expense	(1.5)	0.4	0.5	1.9
Impairment of long-lived assets and other assets	0.6	0.0	0.9	0.1
Loss on disposal of property, plant and equipment	0.4	0.0	0.6	0.2
Adjusted EBITDA	43.8	38.5	172.2	140.9

Free Cash Flows

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
	$	$	$	$
Cash flows from operating activities	73.3	70.2	135.0	90.8
Less purchases of property, plant and equipment	(9.6)	(18.2)	(48.2)	(75.8)
Free cash flows	63.7	52.0	86.8	15.0